Exhibit 99.1

Oncolytics Biotech® Inc. Announces Phase 1b Study in Advanced Pancreatic Cancer

-- First Clinical Trial Examining Effects of REOLYSIN®
in Combination with a Checkpoint Inhibitor --

CALGARY, Oct. 20, 2015 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that, following submission to the U.S. Food and Drug Administration ("FDA") for review, the Investigational New Drug Application containing the protocol titled "A Phase Ib study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® (pelareorep) and chemotherapy in patients with advanced pancreatic adenocarcinoma" is now active.

"This is the first study examining the effects of REOLYSIN® in combination with a checkpoint inhibitor in human patients," said Dr. Brad Thompson, President and CEO of Oncolytics. "It builds on our previous clinical work in pancreatic cancer as well as findings from multiple clinical and preclinical studies indicating that REOLYSIN® can upregulate PD-1 and PD-L1."

The study will enroll patients 18 years or older with histologically confirmed advanced or metastatic pancreatic adenocarcinoma who have failed, or did not tolerate, first line treatment. It is an open-label Phase Ib trial designed to determine the safety and dose-limiting toxicities of REOLYSIN® and chemotherapy (gemcitabine or irinotecan or fluorouracil, at the treating physician's preference) in combination with pembrolizumab. Secondary endpoints include overall response rate and progression free survival by immune-related response criteria; overall survival; and effects of REOLYSIN® and pembrolizumab when administered in combination as determined by analysis of pre- and post-treatment treatment biopsies and blood based immune markers. Following an initial six to nine patient safety run-in, up to an additional 15 patients may be enrolled for further evaluation of safety and efficacy.

Oncolytics has previously conducted other clinical studies in pancreatic cancer. Mostly notably, in July 2015, the Company reported final data from a Phase 2 single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer (REO 017). The reported data suggested that this drug combination, when compared to gemcitabine alone (as seen in historical data), can increase median overall survival, as well as generate an approximate two-fold increase in one-year survival rates, and a five-fold increase in two-year survival rates.  The Company has received Orphan Drug Designation from the FDA and the European Medicines Agency for the use of REOLYSIN® in the treatment of pancreatic cancer.

About Pancreatic Cancer
The American Cancer Society estimates that 48,960 Americans will be diagnosed with pancreatic cancer and an estimated 40,560 Americans will die from the disease in 2015. Approximately 44,539 patients are affected with pancreatic cancer at any time in the United States. The prognosis for patients diagnosed with pancreatic cancer, regardless of stage, is generally poor; the relative five-year survival rate for all stages combined is approximately seven percent.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the phase 1B study in pancreatic cancer patients with advanced pancreatic adenocarcinoma, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 20-OCT-15